Exhibit 99.2

Santiago, March 24, 2022

GG/ 072 /2022

Mr.

Kevin Cowan Logan

Vice Chairman

Commission for the Financial Market

Present

Ref.: Material Event Notice

Dear Mr. Vice Chairman,

In accordance with the provisions set forth in articles 9 and 10 of Law 18,045 on Securities Markets, and Chapter 18-10 of the Updated Compilation of Norms of the Chilean Commission for the Financial Market (“CMF”), we inform the Commission of the following Material Event:

In the Annual Ordinary Shareholders’ Meeting held today, Itaú Corpbanca’s shareholders agreed:

1.- To renew in its entirety the bank’s board of directors. Consequently, the following persons were appointed, eleven as principal members of the board of directors and two as alternate members, respectively, as provided by Itaú Corpbanca’s by-laws:

Board Members:

1. Jorge Andrés Saieh Guzmán;

2. Ricardo Villela Marino;

3. Diego Fresco Gutiérrez;

4. Leila Cristiane Barboza Braga de Melo;

5. Matias Granata;

6. Milton Maluhy Filho;

7. Pedro Paulo Giubbina Lorenzini;

8. Rogerio Carvalho Braga;

9. Pedro Samhan Escandar;

10. Gustavo Arriagada Morales; and

11. Fernando Concha Ureta.

Alternate Board Members:

1. Álvaro F. Rizzi Rodrigues.

2. Tatiana Grecco.

It is noted herein that the board members, Messrs. Gustavo Arriagada Morales, Pedro Samhan Escándar and Fernando Concha Ureta were appointed as independent directors, as set forth in article 50 Bis. of Law No. 18,046.

2.- To distribute a dividend equivalent to 30% of net income for 2021, which represents an aggregate amount equal to Ch$83,341,869,534, payable to the holders of the Bank’s 973,517,871,202 total outstanding shares who are entitled to receive dividends in a proportion of Ch$0.0856089775 per share. In addition, it was approved that the remaining 70% of the profits to be retained.

Sincerely,

Gabriel Amado de Moura

Chief Executive Officer

Itaú Corpbanca